SIDLEY AUSTIN llp 555 CALIFORNIA STREET SAN FRANCISCO, CA 94104 (415) 772 1200 (415) 772 7400 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

April 1, 2010

Via Electronic Submission
    and Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Amanda Ravitz

Re:	Wells Fargo Commercial Mortgage Securities, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
(Registration No. 333-148628)

Dear Ms. Ravitz,

On behalf of Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”), we thank you for your letter of February 19, 2010.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.

The Registrant is filing its Post-Effective Amendment No. 2 to the registration statement simultaneously with the submission of this letter.  Paper copies of this letter and such amendment will be delivered to you under separate cover.  Such copies will include a version of Post-Effective Amendment No. 2 that is marked to show changes from Post-Effective Amendment No. 1 filed on January 27, 2010.

Set forth below are the Regsitrant’s responses to the comments appearing in your letter.  In each case, your comment is repeated and then followed by the Registrant’s response.  The Registrant has attempted to respond fully to your comments.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission Division of Corporation Finance April 1, 2010 Page 2

Prospectus Supplement

Additional Debt on Some Mortgage Loans Creates Additional Risks (Page S-45 of Original Filing and Page S-45 of Amended Filing)

COMMENT:

1.           Refer to your disclosure on pages S-45 through S-48.  We note that certain mortgage loans to be included in respective pools allow the borrower to incur additional subordinate or mezzanine debt in the future.  Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future.  Refer to Item 1121 of Regulation AB.

RESPONSE:

In connection with any takedown involving loans that allow additional secured subordinate debt or mezzanine debt after the takedown occurs, the Registrant will undertake to include in the related pooling and servicing agreement a requirement that the applicable servicer report to the trustee, for inclusion the Form 10-D for the period in which the debt is incurred, certain information relating to such additional debt that is actually incurred and for which the applicable servicer has received notice or itself granted approval.

Existing Secured Subordinate Debt Table (Page S-45 of Original Filing and Pages S-45, S-47 and S-57 of Amended Filing)

COMMENT:

2.           Discuss how you will disclose the combined LTV ratio of the mortgage loan and other existing subordinate debt.  Please make similar changes to the Existing Mezzanine Debt table on page S-47.

RESPONSE:

The Registrant has revised the relevant tables to incorporate additional columns for the presentation of combined loan-to-value ratios and debt service coverage ratios.

Wells Fargo’s Underwriting Standards (Page S-69 of Original Filing and Page S-69 of Amended Filing)

COMMENT:

3.           If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise.  Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

Securities and Exchange Commission Division of Corporation Finance April 1, 2010 Page 3

RESPONSE:

As described more fully below, the criteria described in the underwriting section of the prospectus supplement are general in nature and reflect that each commercial mortgage loan is unique.  Accordingly, the Registrant has revised this subsection of the prospectus supplement to include a cross reference to other sections of the prospectus supplement that discuss various matters associated with the specific mortgage loans and mortgaged properties.

The Registrant notes that commercial mortgage loan underwriting does not lend itself to a standardized approach in which detailed criteria are listed with exceptions noted.  An originator’s determinations will depend on the proposed terms of each particular loan and numerous aspects of the related mortgaged properties, which are described in other sections of the prospectus supplement to the extent material.  The Registrant also believes that statistical disclosure of exceptions may imply that all loans conforming to the same general criteria are alike, when this is likely not the case.  For example, two loans with the same loan-to-value ratio and debt service coverage ratio may differ materially from each other in other respects, such as maturity date and amortization schedule and the use, location and tenancies of or at the related mortgaged properties.

The Registrant believes that the nature and application of underwriting guidelines in commercial mortgage lending is distinguishable in many respects from those related to other types of assets that have backed asset-backed securities.  As the underwriting guidelines set forth in the prospectus supplement indicate, a commercial mortgage lender’s review of its real estate collateral is not limited to the receipt and review of an appraisal.  The lender also considers the use, location, tenancies and cash flow at the mortgaged properties, as well as the physical condition of the mortgaged property based on third-party environmental and engineering reports.  This contrasts with, for example, residential mortgage lending, in which the real estate does not produce income and the lender’s property review rarely extends beyond an inspection and appraisal, with a comparison of the value to specific loan-to-value ratios set forth in the originator’s underwriting criteria.  In addition, a commercial mortgage lender’s consideration of the income necessary to support debt service involves a review of occupancy rates, rent rolls, the quality and nature of tenants, rents due from tenants under their leases, market rental rates, historical costs of operating the property and other factors.  This generally contrasts with historical underwriting practices in the origination of consumer receivables, in which the consumer’s ability to pay is often underwritten on the basis of credit scores, personal income and debt or a combination of such factors, with a comparison made of the relevant statistical information to specific thresholds set forth in the originator’s underwriting criteria.  Thus, while certain factual information regarding commercial mortgage loans and properties may be conveyed in statistical format (as generally contemplated by the form of prospectus supplement), the Registrant believes that a statistical presentation regarding of exceptions to underwriting guidelines is substantially less practicable for commercial mortgage lending than for residential mortgage lending or other consumer lending.  In addition, the Registrant notes that its prospectus and form of prospectus supplement together contemplate the disclosure of numerous risk factors associated with the unique aspects of commercial mortgage lending, as well as disclosure of any specific material information relating to the underwriting of the mortgage loans included in a particular pool.

Securities and Exchange Commission Division of Corporation Finance April 1, 2010 Page 4

Changes in Mortgage Pool Characteristics (Page S-80 of Original Filing and Page S-80 of Amended Filing)

COMMENTS:

4.           Refer to the second paragraph under this section.  We note the disclosure stating that material agreements will be filed within fifteen days after the initial issuance of the offered certificates.  However, please revise to confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

5.           Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

RESPONSE:

The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.  For the reasons described below, the Registrant has revised the statements to provide that finalized agreements will be filed as promptly as practicable and in no event later than 15 days after the issuance of the offered certificates.

In connection with the filing of finalized agreements, the Registrant notes that the modified reporting system has historically been implemented in a manner that allows issuers in mortgage-backed securities transactions up to 15 days after issuance to file their pooling and servicing agreements.  The Registrant believes this additional time continues to be appropriate because (a) up until the time of the simultaneous execution of the agreements and the issuance of the offered certificates, the parties to the relevant agreement may negotiate and incorporate changes that are immaterial for purposes of the prospectus and registration statement and disclosure to investors in the offered certificates but are considered important by one or more parties to the agreements for their own purposes,1 (b) some of the changes require extensive drafting or revisions, (c) the changes must be reviewed by all relevant parties and, often, the nationally recognized statistical rating organizations (“NRSROs”) whose ratings are a condition to the issuance of the offered certificates, and (d) the forms of the relevant finalized agreements (which are often composed of documents that have various original formats) must thereafter be converted into a technological format sufficient for filing on the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System and the converted documents reviewed for conformity to the originals.  In addition, although the practical effects of recent amendments to

* An example is the process of causing the detailed provisions relating to the securities structure to conform to the characterization of the trust fund for federal income tax purposes that was disclosed to investors.

Securities and Exchange Commission Division of Corporation Finance April 1, 2010 Page 5

Rule 17g-5 under the Securities Exchange Act of 1934 on the offering and closing process are not yet apparent, it seems reasonable to expect that one or more of the issuer, the underwriter(s) or the sponsor(s) in an ‘‘issuer/underwriter-pay’’ transaction will also be under burdens to confirm their compliance with any applicable Rule 17g-5(a)(3)(iii)(C) representations, under which information furnished to the NRSROs whose ratings are a condition to the issuance of the offered certificates must also be made available contemporaneously to other NRSROs that satisfy the requisite conditions under Rule 17g-5.

Base Prospectus

CMBS (Page 49 of Original Filing and Page [49] of Amended Filing)

COMMENT:

6.           Please confirm to us that you will update your disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities issued or guaranteed by private entities.

RESPONSE:

The Registrant confirms that it will update its disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities issued or guaranteed by private entities.  The Registrant also acknowledges that the Commission’s rules and regulations require the satisfaction of other requirements as a condition to the inclusion of private mortgage-backed securities in an asset pool.

Signature Page

COMMENT:

7.           Please revise to include the signature of your principal executive officer.  Refer to General Instruction V.B. of Form S-3.

RESPONSE:

The Registrant has revised the signature page to the Registration Statement to indicate that the President of the Registrant is also its principal executive officer.

* * * * *

Securities and Exchange Commission Division of Corporation Finance April 1, 2010 Page 6

Please feel free to contact me at any time if the Registrant or I can provide additional information, or to discuss the Registration Statement further.  You may reach me at (415) 772-1247.

Sincerely, /s/ Mark M. Rogers Mark M. Rogers, Esq.* Sidley Austin llp

cc:	Ms. Lauren Nyugen Securities and Exchange Commission

Jeff D. Blake, Esq. Wells Fargo Commercial Mortgage Securities, Inc.

Stuart N. Goldstein, Esq. Cadwalader, Wickersham & Taft llp

*  Admitted in New York only.